MANSON CREEK
RESOURCES LTD.
SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-0464
FAX: (403) 266-2606
www.manson.ca MCK:TSX VENTURE

FILE No.
82-3874

SEC
Mail Processing
Section

DEC 0 8 2009

Washington, DC
122

09047474

December 1, 2009

SUPPL

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3874
News Release Dated December 1, 2009

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

MANSON CREEK RESOURCES LTD.

for D MacAuley

BARBARA O'NEILL

Dlw 12/11

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

FILE No. 82-3874

NEWS RELEASE 09-15

DECEMBER 1, 2009

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures 100% Ownership of Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has satisfied the terms of the Meridian gold project option agreement and now owns 100% of the property subject to an underlying Net Smelter Return to the vendor.

While the focus of upcoming exploration work will be on the recently acquired Virgin Arm gold project in Newfoundland, the ownership of the Meridian gold project is an important milestone as Manson Creek builds a solid portfolio of early stage, under explored, gold projects.

Meridian Gold Project Background - The Company has outlined an extensive gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system.

The Meridian property contains five historic past producing gold – silver mines on the road accessible, 675 hectare claim block. Until the mineral tenure was secured by Manson Creek, the historically fragmented status of the mineral tenures prevented any exploration in the area. Of particular interest to the Company is the down dip extension of the Eva mine which was in limited production from 1901 to 1908 and produced 543,000 grams of gold.

Black Lake Property Update - Manson Creek has also completed the earn in requirements on the Black Lake uranium project in northern Saskatchewan. Work completed by the Company outlined uranium mineralization along the 5 kilometer long Charlebois Lake Zone. Drilling in this zone returned significant intercepts of 0.179% U3O8 over 2.51 meters (m) and 0.118% U3O8 over 1.97m. These intersections are hosted within broad, moderately mineralized pegmatites grading 0.080% U3O8 over 6.52m and 0.040% U3O8 over 11.86m respectively. The results of the drilling on the Charlebois Lake Zone support the Company's belief that the region has the potential to host a 'Rossing' style uranium deposit. Manson Creek is actively investigating opportunities to option out the Black Lake project or attract Joint Venture partners to further exploration on the property.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-15 **DECEMBER 1, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures 100% Ownership of Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has satisfied the terms of the Meridian gold project option agreement and now owns 100% of the property subject to an underlying Net Smelter Return to the vendor.

While the focus of upcoming exploration work will be on the recently acquired Virgin Arm gold project in Newfoundland, the ownership of the Meridian gold project is an important milestone as Manson Creek builds a solid portfolio of early stage, under explored, gold projects.

Meridian Gold Project Background - The Company has outlined an extensive gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system.

The Meridian property contains five historic past producing gold – silver mines on the road accessible, 675 hectare claim block. Until the mineral tenure was secured by Manson Creek, the historically fragmented status of the mineral tenures prevented any exploration in the area. Of particular interest to the Company is the down dip extension of the Eva mine which was in limited production from 1901 to 1908 and produced 543,000 grams of gold.

Black Lake Property Update - Manson Creek has also completed the earn in requirements on the Black Lake uranium project in northern Saskatchewan. Work completed by the Company outlined uranium mineralization along the 5 kilometer long Charlebois Lake Zone. Drilling in this zone returned significant intercepts of 0.179% U3O8 over 2.51 meters (m) and 0.118% U3O8 over 1.97m. These intersections are hosted within broad, moderately mineralized pegmatites grading 0.080% U3O8 over 6.52m and 0.040% U3O8 over 11.86m respectively. The results of the drilling on the Charlebois Lake Zone support the Company's belief that the region has the potential to host a 'Rossing' style uranium deposit. Manson Creek is actively investigating opportunities to option out the Black Lake project or attract Joint Venture partners to further exploration on the property.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director

FILE No.
82-3874

MANSON CREEK RESOURCES LTD.

Suite 500, 926-5th AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.0464 FAX: 403.266.2606 WWW.MANSON.CA

NEWS RELEASE 09-15 **DECEMBER 1, 2009**

Symbol: TSX Venture-MCK

For Further Information Contact: **Regan Chernish at 1.403.233.0464**

Manson Creek Secures 100% Ownership of Meridian Gold Project

Manson Creek Resources Ltd. ('Manson Creek') is pleased to announce that it has satisfied the terms of the Meridian gold project option agreement and now owns 100% of the property subject to an underlying Net Smelter Return to the vendor.

While the focus of upcoming exploration work will be on the recently acquired Virgin Arm gold project in Newfoundland, the ownership of the Meridian gold project is an important milestone as Manson Creek builds a solid portfolio of early stage, under explored, gold projects.

Meridian Gold Project Background - The Company has outlined an extensive gold mineralized system over an area of 1,100 meters by 860 meters that remains open along strike and to depth. Significant gold values in drill core and outcrop, ranging from 2 g/t to 194 g/t gold, occur within this system.

The Meridian property contains five historic past producing gold – silver mines on the road accessible, 675 hectare claim block. Until the mineral tenure was secured by Manson Creek, the historically fragmented status of the mineral tenures prevented any exploration in the area. Of particular interest to the Company is the down dip extension of the Eva mine which was in limited production from 1901 to 1908 and produced 543,000 grams of gold.

Black Lake Property Update - Manson Creek has also completed the earn in requirements on the Black Lake uranium project in northern Saskatchewan. Work completed by the Company outlined uranium mineralization along the 5 kilometer long Charlebois Lake Zone. Drilling in this zone returned significant intercepts of 0.179% U_3O_8 over 2.51 meters (m) and 0.118% U_3O_8 over 1.97m. These intersections are hosted within broad, moderately mineralized pegmatites grading 0.080% U_3O_8 over 6.52m and 0.040% U_3O_8 over 11.86m respectively. The results of the drilling on the Charlebois Lake Zone support the Company's belief that the region has the potential to host a 'Rossing' style uranium deposit. Manson Creek is actively investigating opportunities to option out the Black Lake project or attract Joint Venture partners to further exploration on the property.

The Qualified Person responsible for this news release was the President of the Company, Regan Chernish, P.Geol.

"Regan Chernish"

Regan Chernish, P. Geol.,
President and Director